FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person

        Robinson III                James                      D
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       (Last)                      (First)                    (Middle)

        126 East 56 Street, 22nd Floor
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                                  (Street)

        New York                    New York                   10022
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       (City)                      (State)                    (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
      8/02/00
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol
      ScreamingMedia Inc.  SCRM
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (X) Director
    ( ) 10% Owner
    ( ) Officer (give title below)
    ( ) Other (specify title below)
    -------------------------------------
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
     X Form filed by One Reporting Person
    ---
       Form filed by More than One Reporting Person
    ---

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

[TYPE ENTRIES HERE]
i.   Common Stock         2,271,250          D              N/A
ii.  Common Stock            32,363          I              see fn. 1
iii. Common Stock            33,730          I              see fn. 2
iv.  Common Stock            29,870          I              see fn. 3


      fn. 1 - Securities owned by Mr. Robinson's daughter and to which Mr.
              Robinson expressly disclaims beneficial ownership.
      fn. 2 - Securities owned by Mr. Robinson's son and to which Mr. Robinson expressly disclaims beneficial ownership.
      fn. 3 - Securities owned by Mr. Robinson's wife and to which Mr. Robinson expressly disclaims beneficial ownership.
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)
   i.  Series B Preferred
   ii. Series C Preferred

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2. Date Exercisable and Expiration Date (Month/Day/Year)
     ------------------------                  -------------------------
         Date Exercisable                            Expiration Date
            i.  8/8/00                                      N/A
            ii. 8/8/00                                      N/A
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
   --------------------------------        -------------------------------
               Title                          Amount or Number of Shares
          i.  Common Stock                              87,022
          ii. Common Stock                             497,459
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4. Conversion or Exercise Price of Derivative Security
            i.  $4.150588
            ii. $5.81
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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)
      i.  See fn. 4
      ii. See fn. 5
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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:

      fn. 4 - Securities owned by RRE Ventures Fund II, L.P. and to which Mr.
              Robinson expressly disclaims beneficial ownership.
      fn. 5 - Securities owned by RRE Ventures II, L.P. and to which Mr.
              Robinson expressly disclaims beneficial ownership.

      /s/ James Robinson III                                        8/2/00
      -------------------------                                    --------
   **  SIGNATURE OF REPORTING PERSON                                  DATE


   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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